UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Intevac, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461148-AA6

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.*
I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

*See Item 4 for shares of the issuer's common stock beneficially owned by other reporting persons.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,401,406
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,401,406

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,401,406

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.8%

12. Type of Reporting Person (See Instructions)

    CO

    HC

________

Item 1.

(a) Name of Issuer

Intevac, Inc.

(b) Address of Issuer's Principal Executive Offices

3560 Bassett Street, Santa Clara, CA 95054

Item 2.

(a) The name of the person filing this statement is:

Crosslink Capital, Inc. ("Crosslink")

(b) The principal business office of Crosslink is located at:

Two Embarcadero Center, Suite 2200

San Francisco, CA 94111

(c) Crosslink was organized in Delaware.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 461148-AA6

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Crosslink and Fund III Management) (See Item 4).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Mr. Stark, Mr. Kaufman, Mr. Bliska and Mr. Dunn) (See Item 4).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ X ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to Crosslink, Fund III Management, Mr. Stark, Mr. Kaufman, Mr. Bliska and Mr. Dunn) (See Item 4).

Item 4. Ownership.

The Stock reported as beneficially owned by Crosslink on its cover page includes the shares of Stock also beneficially owned by the Crosslink affiliates listed below. Crosslink is filing this Schedule 13G on behalf of all such affiliates.

1. Crossover Fund IV Management, L.L.C., a Delaware limited liability company ("Fund IV Management")

(a) Amount of stock beneficially owned : 1,075,156

(b) Percent of class: 5.2

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,075,156

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,075,156

2. Ten Mile Management, LLC, a Delaware limited liability company ("Ten Mile")

(a) Amount of stock beneficially owned: 154,450

(b) Percent of class: 0.7

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 154,450

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 154,450

3. Delta Growth Management, Inc., a Delaware corporation ("Delta Growth")

(a) Amount of stock beneficially owned: 100,800

(b) Percent of class 0.5

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 100,800

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 100,800

4. Crossover Fund III Management, L.L.C., a Delaware limited liability company ("Fund III Management")

(a) Amount of stock beneficially owned : 51,000

(b) Percent of class: 0.2

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 51,000

(iii) Sole power to dispose or direct the disposition of : 0

(iv) Shared power to dispose or direct the disposition of: 51,000

5. Michael J. Stark, a U.S. citizen

(a) Amount of stock beneficially owned : 1,401,406

(b) Percent of class: 6.8

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,401,306

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of 1,401,406

6. Seymour F. Kaufman, a U.S. citizen

(a) Amount of stock beneficially owned : 1,401,406

(b) Percent of class: 6.8

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,401,406

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,401,406

7. Thomas Edward Bliska, a U.S. citizen

(a) Amount of stock beneficially owned : 1,280,606

(b) Percent of class: 6.2

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,280,606

(iii) Sole power to dispose or direct the disposition of : 0

(iv) Shared power to dispose or direct the disposition of: 1,280,606

8. Daniel John Dunn, a U.S. citizen

(a) Amount of stock beneficially owned : 1,126,156

(b) Percent of class: 5.5

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,126,156

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,126,156

9. Crosslink Crossover Fund IV, L.P., a Delaware limited partnership ("Crossover Fund IV")

(a) Amount of stock beneficially owned : 1,075,156

(b) Percent of class: 5.2

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,075,156

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,075,156

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Crosslink and Fund III Management are SEC-registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Crossover Fund IV, separately holds more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Crosslink and Fund III Management are SEC-registered investment advisers to investment funds of which Fund III Management, Fund IV Management, Ten Mile or Delta Growth is the general partner, including Crossover Fund IV. Mr. Stark and Mr. Kaufman are the control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Bliska and Mr. Dunn are the control persons of Fund III Management and Fund IV Management. Mr. Bliska is the control person of Ten Mile. Mr. Stark and Mr. Dunn are the control persons of Delta Growth. The foregoing persons constitute a group as defined in Rule 13d-5(b)(1), but are not members of a group with any other person. Crossover Fund IV is filing this Schedule 13G jointly with the other beneficial owners reported herein, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Crossover Fund IV should not be construed as an admission that it is, and Crossover Fund IV disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of Crosslink, Fund III Management, Mr. Stark, Mr. Kaufman and Mr. Bliska:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Fund IV Management, Ten Mile, Delta Growth and Crossover Fund IV:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, Crosslink certifies on behalf of itself and all of the persons and entities named in Item 4 of this Schedule 13G that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006

Crosslink Capital, Inc. By: /s/ Michael J. Stark, President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Crosslink Capital, Inc., a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Crosslink Capital, Inc. By: /s/ Michael J. Stark, President	Crossover Fund IV Management, L.L.C. By: /s/ Michael J. Stark, Senior Fund Manager

Delta Growth Management, Inc. By: /s/ Michael J. Stark, President	Ten Mile Management, L.L.C. By: Crosslink Capital, Inc. Attorney-in-Fact By: /s/ Michael J. Stark, President

Crossover Fund III Management, L.L.C. By:: /s/ Michael J Stark, Senior Fund Manager	Crosslink Crossover Fund IV, L.P. By: Crossover Fund IV Management, L.L.C. General Partner By: /s/ Michael J. Stark, Senior Fund Manager
/s/ Michael J. Stark	Seymour F. Kaufman By: Crosslink Capital, Inc. Attorney-in-Fact By: /s/ Michael J. Stark, President
Thomas Edward Bliska By: Crosslink Capital, Inc. Attorney-in-Fact By: /s/ Michael J. Stark, President	Daniel John Dunn By: Crosslink Capital, Inc. Attorney-in-Fact By: /s/ Michael J. Stark, President